Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Armstrong Flooring, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333‑210572 and 333-219766) on Form S-8 of Armstrong Flooring, Inc. of our reports dated March 6, 2018, with respect to the consolidated balance sheets of Armstrong Flooring, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule of valuation and qualifying reserves (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10‑K of Armstrong Flooring, Inc.
/s/ KPMG LLP

Philadelphia, Pennsylvania
March 6, 2018